        ----------------------------------------------------------------
        ----------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM U-3A-2



                         STATEMENT BY HOLDING COMPANY
                      PURSUANT TO REGULATION 250.2 OF THE
                      PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935


                              EXEMPTION STATEMENT


                           SIERRA PACIFIC RESOURCES
                ------------------------------------------------
                (Exact name of Claimant as specified in Charter)



                  NEVADA                           88-0198358
            ----------------------     ----------------------------------
         (State of incorporation       (I.R.S. Employer Identification No.)
           or organization)


                                P.O. Box 30150
                   (6100 Neil Road) Reno, Nevada 89520-3150
                   ----------------------------------------
          (Address of principal executive offices including Zip Code)

                                (775) 834-4011
              --------------------------------------------------
              (Claimant's telephone number, including area code)

                                Mark A. Ruelle
                                P.O. Box 30150
                            Reno, Nevada 89520-3150
                    (Name and address of agent for service)

          -----------------------------------------------------------
          -----------------------------------------------------------

                     CALENDAR YEAR ENDED DECEMBER 31, 1999

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                   UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1.   Name, State of organization, location and nature of business
     -------------------------------------------------------------
     of claimant and every subsidiary thereof, other than any
     -------------------------------------------------------------
     exempt wholesale generator (EWG) or foreign utility company
     -------------------------------------------------------------
     in which claimant directly or indirectly holds an interest.
     -------------------------------------------------------------

     Sierra Pacific Resources (SPR, the Company) is a Nevada holding company which became the parent of Sierra Pacific Power Company (SPPC) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of SPPC's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of SPPC, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company's subsidiaries are Nevada Power Company (NVP), Sierra Pacific Power Company (SPPC), Tuscarora Gas Pipeline Company (TGPC), Sierra Energy Company dba e.three (e.three), Lands of Sierra, Inc. (LOS), Sierra Water Development Company (SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE), and Sierra Pacific Communications (SPC).

     On July 28, 1999 SPR completed its merger with NVP following receipt of all regulatory approvals. The Public Utility Commission of Nevada (PUCN) gave unanimous approval of a stipulation among the merging companies, PUCN staff and the Utility Consumer Advocate, regarding the merger.

     In accordance with the terms of the merger, each outstanding share of the Company's common stock was converted into the right to receive either $37.55 in cash or 1.44 shares of newly issued Company common stock. Each outstanding share of NVP common stock was converted to the right to receive either $26.00 in cash or 1.00 share of newly issued Company common stock. 4,037,000 shares of Company and 11,716,611 shares of NVP common stock were exchanged for $151.6 million and $304.6 million, respectively. The remaining shares of each company were converted to newly issued shares of Company common stock.

     As part of the stipulation approved by the PUCN, the companies were required to re-file the plan to divest their generating assets, and file a final Independent System Administrator (ISA) proposal with the PUCN and FERC. On July 23, 1999 a filing to establish the ISA was submitted to the FERC and for PUCN review. The PUCN approved the Company divestiture plan on February 18, 2000. The FERC approved an ISA proposal known as Mountain West ISA on January 27, 2000. On February 23, 2000 the PUCN opened a docket to discuss various issues relating to Mountain West, including the method to fund it.

     As previously mentioned, in June 1998, SPR announced a plan to divest its generation assets. This business strategy was described in the SPR/NVP merger applications filed with the PUCN and the FERC in July 1998. Upon approval of the divestiture plan by the PUCN an auction process will begin. SPR will be offering approximately 2800 megawatts of generation assets with 1060 MW owned by SPPC and 1740 MW owned by NVP. Potential buyers will be allowed to offer bids for different combination of assets or for consolidating the assets into one bundle. The plants utilize either coal, natural gas, or oil as fuel and are a mix of base load or peaking units consisting of conventional steam turbines, combined-cycle, or combustion turbines.

     NVP is an operating public utility that provides electric service in Clark County in southern Nevada. NVP provides electricity to approximately 566,700 customers in the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas. Service is also provided to Nellis Air Force Base and the Department of Energy at Mercury and Jackass Flats at the Nevada Test Site.

     NVP has two wholly owned subsidiaries NVP Capital I and III (Trust I and III). The Trust I was created to issue 8.2% Quarterly Trust Issued Preferred Securities (QUIPS) and Series A common securities all of which are owned by NVP. The proceeds were used to purchase from NVP its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust I is the QUIDS.

     NVP Capital III (Trust III) was created to issue 7 3/4% Cumulative QUIPS and common securities all of which are owned by NVP. The proceeds were used to purchase from NVP its 7 3/4% Junior Subordinated Deferrable Interest Debentures due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust III is the QUIDS.

     SPPC is an operating public utility engaged principally in the distribution, transmission, generation, purchase and sale of electric energy. SPPC also provides natural gas and water services in the Reno-Sparks area of Nevada. SPPC provides electricity to approximately 298,400 customers in a 50,000 square mile service area including western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City, Elko, and portion of eastern California, including the Lake Tahoe area.

     SPPC is a Nevada corporation organized in 1965 as successor to a Maine corporation organized in 1912 and is a wholly-owned subsidiary of the Company.

     Tuscarora Gas Pipeline Company (TGPC) is a Nevada Corporation, which is a wholly owned subsidiary of the Company. TGPC was formed in 1993 for the purpose of entering into a partnership (Tuscarora Gas Transmission Company or TGTC) with a subsidiary of TransCanada Pipe Lines USA, Limited of Calgary, Alberta, Canada, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada, and northeastern California. To date, SPR has an equity investment of approximately $16.4 million in this subsidiary. TGTC interconnects with PG&E Gas Transmission-Northwest (PGT) at Malin, Oregon. PGT is a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border.

     As an interstate pipeline, TGTC provides only transportation service. SPPC was the largest customer of TGTC during 1999, contributing 95.0% revenues. In 1998, TGTC began serving two new customers, the United States Gypsum Company located north of Empire, Nevada, and the HL Power Company located northwest of Wendel, California.

     Sierra Energy Company, dba under the firm name of e.three, was organized in October 1996 as an unregulated wholly-owned subsidiary of the Company. It provides comprehensive energy and other business solutions in commercial and industrial markets. This is accomplished by offering a variety of energy-related products and services to increase customers' productivity and profits and improve the quality of the indoor environment. These products and services include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and ongoing energy monitoring and verification services.

     In September 1998, e.three and Nevada Electric Investment Company (NEICO), a wholly-owned subsidiary of Nevada Power Company, formed e.three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in Southern Nevada. e.three Custom Energy Solutions, LLC's primary focus for its sales activities is in the commercial and industrial markets. During the latter half of 1999, e.three Custom Energy Solutions, LLC began developing a chilled water-cooling plant in the downtown area of Las Vegas. The plant will be owned by e.three Custom Energy Solutions, LLC and will supply the indoor air-cooling requirements for a number of casinos and businesses in its immediate vicinity. The plant is expected to be operational in the third quarter of 2000.

     In October 1998, e.three acquired Independent Energy Consulting, Inc.
(IEC), a California based company, in an exchange of Sierra Pacific Resources
(SPR) stock for all of IEC's stock. IEC provides energy procurement management, third party auditing, performance contract consulting and strategic energy planning in the industrial and commercial markets.

     Sierra Pacific Energy (SPE) markets a package of technology and energy-related products and services in Nevada. Until October of 1999, SPE marketed its products and services in Northern Nevada under the brand name Simple Choice.
The Simple Choice product line was obtained under a license from Enable Corporation, an unaffiliated entity. In October of 1999, SPE terminated its license agreement with Enable Corporation. Subsequent to this termination, SPE continues to sell products and services related to home, entertainment, and communications in Northern Nevada under the brand name of Sierra Pacific Energy, and in Southern Nevada under the brand name of Nevada Power Services, through affiliations and agreements with its suppliers. SPE offers satellite television, cellular telephone services, computer leasing, and in the future, plans to offer other technological and energy related services through its retail store in Northern Nevada, kiosk locations in Southern Nevada and on its website. On August 18, 1999, SPE filed an application with the Public Utilities Commission of Nevada (PUCN) to be licensed as an Alternative Seller of Electricity in the State of Nevada. As of December 31, 1999, the application was still pending approval before the PUCN. Upon approval and after receiving its license as an Alternative Seller of Electricity and the provisions of Senate Bill 438 regarding the right of customers to choose an Alternative Seller of Electricity becoming effective in the state of Nevada, SPE will begin selling electricity along with its other products and services to all eligible customers in Nevada. SPE began start up operations during the third quarter of 1998 and became more fully operational in the fourth quarter of 1999 following the Sierra Pacific Resources/Nevada Power merger.

     Sierra Pacific Communications (SPC) was formerly Sierra Pacific Media Group, which was established in 1998 and then re-named SPC in November of 1999. SPC was created to examine and pursue telecommunications opportunities that leveraged existing skill sets of installing and deploying pipe and wire infrastructure. The telecommunications industry is growing at 10-15% per year and SPC is examining opportunities that complement existing skill sets in this very high growth industry.

     SPC presently has dark fiber assets deployed in the cities of Reno and Las Vegas. The expanding telecommunications market in these areas should provide continuing future opportunities to expand this fiber base and other profitable opportunities. In November 1999 SPC entered into its first lease agreement with a telecommunications service provider to lease its new dark fiber capacity in the Reno/Sparks area. SPC will both provide telecommunications services to customers as well as lease its fiber capacity to other telecommunication service providers.

     Lands of Sierra, Inc. (LOS) is a Nevada corporation, which is a wholly owned subsidiary of the Company. LOS was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. These properties included retail, industrial, office and residential sites, and timberland and properties in the Lake Tahoe region. SPR has decided to focus on its core energy business. In keeping with this strategy, LOS continues to sell its remaining properties. Properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region. Management will continue to focus on selling most of these remaining properties.

     Sierra Gas Holding Company (SGHC), formerly Sierra Energy Company, is a Nevada Corporation, which is a wholly owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

     Sierra Water Development Company (SWDC) is a Nevada corporation, which is a wholly owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada. It has not conducted any activity for several years.

     In August 1992 SPPC executed a cooperative agreement with the U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program.

     Construction began on the project in February 1995, following resource plan approval and the receipt of all permits and other approvals. The natural gas portion (combined cycle combustion turbine) was satisfactorily completed and placed in service December 1, 1996. The balance of the plant was completed in June 1998. The construction of the gasifier portion of the project overran the fixed contract price by approximately 12% or $12.6 million. The overrun is primarily due to redesign issues, resolving technical issues relative to start up and other costs due to a later than anticipated completion date. To date, SPPC has not been successful in obtaining sustained operation of the gasifier but work continues to identify problem areas and redesign solutions which will likely require additional capital expenditures. Due to the problems noted above, SPPC and Foster Wheeler settled on a portion of the cost overrun and have entered into an alternative dispute resolution process. SPPC and DOE also settled a dispute regarding cost sharing of natural gas costs. The Company extended the cooperative agreement for an additional year and has agreed to contribute to capital improvements approved by the DOE to improve the prospects for full commercial operations of the gasifier.

     Pinon Pine Corp. and Pinon Investment Co., subsidiaries of SPPC, own 25% and 75% of a 38% interest in Pinon Pine Company, L.L.C. GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation (GECC) and purchased by SPPC in February 1999, owns the remaining 62%. The LLC was formed to take advantage of federal income tax credits associated with the alternative fuel (syngas) produced by the coal gasifier available under (S) 29 of the Internal Revenue Code.

     Sierra Pacific Power Capital I, (the Trust), is a wholly owned subsidiary of SPPC. The existence of the Trust is for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from SPPC its 8.60% Junior Subordinated Debentures.

     On November 8, 1999, SPR and Enron Corporation announced that they entered into a purchase and sale agreement for Enron's wholly owned electric utility subsidiary, Portland General Electric (PGE) and a non-utility subsidiary PGHII which holds certain benefit plans, assets, and liabilities associated with or related to PGE. PGE is an electric utility serving more than 700,000 retail customers in northwest Oregon. PGE will become a wholly owned subsidiary of SPR. Under terms of the agreement, Enron will sell PGE and PGHII to SPR for $2.1 billion, comprised of $2.02 billion in cash and the assumption of Enron's approximately $80 million merger payment obligation. SPR will also assume $1.0 billion in PGE debt and preferred stock. At closing, the transaction will be financed through a bank loan. Ultimately, the transaction will be financed with part of the proceeds from the sale of SPR's Nevada generation assets and the issuance of debt, equity and/or internal cash flow.

     The proposed transaction is subject to customary closing conditions, including, without limitation, the receipt of all necessary governmental approvals, including the Federal Energy Regulatory Commission (FERC), the Securities and Exchange Commission (SEC), the Oregon Public Utility Commission and the Nuclear Regulatory Commission. Also, SPR intends to register with the SEC as a public utility holding company under the Public Utility Holding Company Act. The filings are estimated to be finalized by March 4, 2000. Approvals are expected to be received by the second half of 2000.


2.   A brief description of the properties of claimant and each of
     -------------------------------------------------------------
     its subsidiary public utility companies used for the
     -------------------------------------------------------------
     generation, transmission, and distribution of electric energy
     -------------------------------------------------------------
     for sale, or for the production, transmission, and distribu-
     ------------------------------------------------------------
     tion of natural or manufactured gas, indicating the location
     ------------------------------------------------------------
     of principal generating plants, transmission lines, producing
     -------------------------------------------------------------
     fields, gas manufacturing plants, and electric and gas
     -------------------------------------------------------------
     distribution facilities, including all such properties which
     -------------------------------------------------------------
     are outside the State in which claimant and its subsidiaries
     -------------------------------------------------------------
     are organized and all transmission or pipelines which deliver
     -------------------------------------------------------------
     or receive electric energy or gas at the borders of such
     -------------------------------------------------------------
     State.
     -------------------------------------------------------------

    (a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

    (b) The electric properties of SPPC, a public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas and water properties are entirely located within the State of Nevada. The electric properties of NVP, a public utility subsidiary of the Company, are physically located in the State of Nevada. NVP provides no gas or water services.

     SPPC:
     -----

     SPPC's electric generation is supplied by power plants which utilize fuel as set forth below:

                           No. of                Capacity    Location
Power Plant                 Unit       Fuel        (kw)      (State)
-----------                 ------    ------     ---------   --------
  Tracy                       3       Gas/Oil     244,000    Nevada
  Ft. Churchill               2       Gas/Oil     226,000    Nevada
  Valmy (1)                   2       Coal        265,000    Nevada
  Clark Mountain              2       Gas/Oil     138,000    Nevada
  Pinon Pine (2)              1       Coal, Gas    93,000    Nevada
  Farad (3)                   2       Hydro         2,500    Calif.
  Fleish                      1       Hydro         2,250    Nevada
  Verdi                       1       Hydro         2,150    Nevada
  Washoe                      2       Hydro         2,200    Nevada
  Winnemucca Gas Turbine      1       Gas/Oil      17,000    Nevada
  Kings Beach Diesel          6       Oil          16,500    Calif.
  All Other Diesels           20      Oil          33,300    Nevada
                                                   ------
                                                1,041,900
                                                =========

     (1) Valmy Units #1 and #2 are owned jointly by SPPC and Idaho Power Company. Each company owns a 50 percent share of this 532,000 KW facility.

     (2) The gasifier portion of Pinon Pine is owned by the Pinon Pine Company LLC, (The LLC), 62% of which is owned by GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation
           (GECC) and now also owned by SPPC, and 38% which is wholly owned through two of its subsidiaries by SPPC. The amount shown above represents the entire syngas output of Pinon as the LLC sells its entire share only to SPPC.

     (3) This facility located on the Truckee River at Farad was damaged by the January 1997 flood and was not available for generation during the 1999 summer peak.

                                Purchased Power

     SPPC manages a diverse portfolio of contracted and spot market supplies, as well as its own generation, to minimize its net average system operating costs. During 1999, SPPC witnessed a leveling of off-system energy prices compared to the previous year; but energy forecasts indicate steadily increasing prices as load appears to outpace additional supply.

     SPPC is a member of the Northwest Power Pool and Western Systems Power Pool. These pools have provided SPPC further access to spot market power in the Pacific Northwest and the Southwest. In turn, SPPC's generation facilities provide a backup source for other pool members who rely heavily on hydroelectric systems. The Company has an agreement with PacifiCorp's Utah division and Idaho Power in which a portion of the energy purchased by the Company from PacifiCorp is transmitted through the Idaho Power system. The agreement also provides added access to spot market power.

     The Company purchases hydro- and thermally-produced spot market energy, by the hour, based upon economics and system import limits. Also purchased during peak load periods is firm energy as required to supply load and maintain adequate operating reserve margins. As off-system energy costs increase, the Company supplies a higher percentage of its native load utilizing its fossil fuel generation but is still required to buy peaking energy from the market. Also, market conditions throughout the West are in flux with regions approaching deregulation using different methods. Each change results in different market pricing characteristics.

     Currently, the Company has contracted for a total of 165 megawatts of long-term firm purchased power from the utility suppliers listed below. Several of the Company's firm purchase power contracts contain minimum purchase obligations. Meeting these minimums has not been a problem for the Company in the past, and is not expected to be a problem in the future.

Contract Party                          Contract        Operation Date       Termination Date     Minimum Capacity %
                                        Capacity
-------------------------------------------------------------------------------------------------------------------
Idaho Power (for Elko)                    15 MW           March 1994           May 31, 2000               40%
PacifiCorp                                75 MW            June 1989           Feb 28, 2009               70%
PacifiCorp/Utah Power (1)                 75 MW            May 1991            April 30, 2000             78%

(1) The Company has provided notice to terminate the PacifiCorp/Utah contract effective April 30, 2000.

     According to the Public Utility Regulatory Policies Act, the Company is obligated, under certain conditions, to purchase the generation produced by small power producers and cogeneration facilities at costs determined by the appropriate state utility commission. Generation facilities that meet the specifications of the regulations are known as qualifying facilities (QFs). As of December 31, 1999, the Company had a total of 109 megawatts of maximum contractual firm capacity under 15 contracts with QFs. The Company also had contracts with three projects at fluctuating short-term avoided cost rates. All QF contracts currently delivering power to the Company at long-term rates have been approved by either the PUCN or the CPUC, and have QF status as approved by FERC. One long-term QF contract terminates in 2006, one terminates in 2039, and the remainder terminate between 2014 and 2022.

     Energy purchased by the Company from QFs constituted 10% of the net system requirements during 1999. These contracts continue to provide useful diversity for the Company in meeting its peak load. All the QFs from which the Company makes firm purchases are either geothermal (87%), hydroelectric or biomass.

                                 Transmission

     SPPC is interconnected with neighboring utilities as follows:

     SPPC's transmission lines extend some 300 miles from the crest of the Sierra Nevada mountains in eastern California, northeast to the Nevada-Idaho border at Jackpot, Nevada, and 250 miles from the Reno area, south to Tonopah, Nevada. A 230 kilovolt (KV) transmission line connects SPPC to facilities near the Utah-Nevada state line which, in turn, interconnects SPPC to Idaho Power facilities at the Idaho-Nevada state line. SPPC also has two 120KV lines and one 60KV line which interconnect with Pacific Gas and Electric Company (PG&E) on the west side of SPPC's system at Donner Summit, California. Two 60KV transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, which is located within SPPC's service territory, to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party.

     SPPC completed construction of the Alturas Intertie transmission line in December 1998. The Alturas Intertie was built to enhance service to existing load, to expand service to new customers and to increase significantly the
Company's access to lower cost resources in the Pacific Northwest.   This 345KV
line originates west of Alturas, California and extends 165 miles south to Reno. Additional environmental and right-of-way restoration activities are expected to continue on the project through 2004.

     As of December 31, 1999 SPPC's electric transmission facilities consisted of approximately 4,000 overhead pole line miles and 81 substations and its distribution facilities consisted of approximately 9,000 overhead pole line miles, 4,500 underground cable miles and 178 substations.

     SPPC's natural gas business is a local distribution company (LDC) in the Reno-Sparks area. SPPC currently has no ownership interest in the gas transmission facilities required to serve its customers. SPPC plans to sell its gas-fired generation by the end of 2000 or early 2001.

     Natural gas purchased for SPPC's retail gas customers and for use in its electric generating plants is transported on several FERC regulated pipelines.

     Northwest Pipeline Corporation (Northwest), in conjunction with Paiute Pipeline Company (Paiute), provides SPPC access to natural gas supplies in British Columbia, Canada, the Rocky Mountain region, and the San Juan Basin. Northwest is a major interstate pipeline stretching from the Canadian border at Sumas, Washington, to the northwestern corner of New Mexico. Paiute interconnects with Northwest at the Idaho/Nevada border and runs to the southwest of the Reno/Lake Tahoe area of Nevada and California.

     With the Tuscarora Gas Transmission Company's pipeline, the Company has a financial interest in natural gas transmission facilities serving the northern Nevada market. Tuscarora Gas Transmission Company (TGTC), a partnership between a subsidiary of Sierra Pacific Resources and TransCanada Pipe Lines USA, Limited, began service on December 1, 1995. The pipeline interconnects with Pacific Gas Transmission (PGT) near Malin, Oregon and terminates at the Tracy Power Plant east of Reno/Sparks in addition to providing natural gas service to SPPC's Tracy Power Plant and distribution customers in the area.

     PGT is a major interstate pipeline stretching from the Canadian border at Eastport, Idaho to the California/Oregon border near Malin, Oregon. NOVA and Alberta Natural Gas (ANG) pipelines are upstream of PGT in the British Columbia and Alberta provinces of Canada. Firm transportation service on Tuscarora and upstream pipelines improves the reliability of SPPC's gas supplies and provides additional access to abundant and competitively priced supply in Alberta, Canada.

     SPPC has contracted for firm winter only and annual gas supplies with twelve Canadian and domestic suppliers to meet the firm requirements of its LDC and electric operations. The contracts total 157,500 decatherms per day through March 2000; and 35,000 decatherms per day for April through October 2000. This ensures that SPPC is able to lock-in a significant portion of its gas supply cost while retaining the flexibility to purchase spot market supplies.

     SPPC's firm natural gas supply is supplemented with natural gas storage and supply from a Northwest-owned facility located at Jackson Prairie in southern Washington, liquid natural gas (LNG) storage and supply from a facility located in Lovelock, Nevada. The LNG facility is operated by Paiute and is used for meeting peak demand. The Jackson Prairie and LNG facilities can contribute a total of approximately 48,000 decatherms per day of peaking supplies. SPPC meets its peak day requirements above Northwest/Paiute capacity with firm transportation capacity on the Tuscarora Pipeline and PGT.

     Following is a summary of the transportation and approximate storage capacity of SPPC's current gas supply program. Firm transportation capacity on the Northwest/Paiute system exists to serve primarily the LDC. Firm transportation capacity on the PGT/Tuscarora system exists primarily to serve SPPC's electric generating plants. Storage capacity is generally used for the peaking requirements of the LDC only.

Transportation Capacity
---------------------------------------------------------------------------
Northwest      -          68,696 decatherms per day firm
                          90,000 decatherms per day interruptible
Paiute         -          103,774 decatherms per day firm from November
                          through March
                          61,044 decatherms per day firm from April through
                          October
                          90,000 decatherms per day interruptible
NOVA           -          30,000 decatherms per day firm
ANG            -          30,000 decatherms per day firm
PGT            -          30,000 decatherms per day firm
                          40,270 decatherms per day firm (winter only)
                          90,000 decatherms per day interruptible
TGTC           -          106,250 decatherms per day firm
                          50,000 decatherms per day interruptible

Storage Capacity
----------------
Williams       -          281,242 decatherms from Jackson Prairie
               -          12,687 decatherms per day from Jackson
                          Prairie
Paiute         -          463,034 decatherms from Lovelock LNG
               -          35,078 decatherms per day from Lovelock
                          LNG facility

     SPPC's LDC decatherm supply requirements in 1999 and 1998 were 13.5 million decatherms and 14.5 million decatherms, respectively. Electric generating fuel requirements were 31.6 million decatherms and 35.0 million decatherms respectively for 1999 and 1998.

     As of December 31, 1999 SPPC owned and operated approximately 1,439 miles of three-inch equivalent natural gas distribution lines.


NVP:
----

     The following is a list of NVP's generation plants including their megawatt
(MW) summer net capacity, the type/fuel that they use to generate, and the location.

                                                                  Number
                                                                    of             MW              Location
Name                                 Type/Fuel                    Units         Capacity            (State)
---------------------   ------------------------------------   ------------   -------------   -------------------
Clark Station           Steam/Gas Turbine, Combined                                                 Nevada
                        Cycle/Natural Gas, Oil                       6            687
Reid Gardner (1)        Steam/Coal                                   4            580               Nevada
Navajo (2)              Steam/Coal                                   3            255               Nevada
Mohave (3)              Steam/Coal                                   2            196               Nevada
Sunrise                 Steam/Gas Turbine, Natural Gas, Oil          2            149               Nevada
Harry Allen             Gas Turbine, Natural Gas, Oil                1             72               Nevada
                                                                           ----------------
                                                                                1,939
                                                                           ================

(1) This represents 24 megawatts of base load capacity and 226 megawatts of peaking capacity. Reid Gardner Unit No. 4, placed in service July 25, 1983, is a coal-fired unit, which is owned 32.2% by the Company and 67.8% by the
     Department of Water Resources of the State of California (CDWR).   NVP is
     entitled to use 100% of the unit's peaking capacity for 1,500 hours each year. NVP is entitled to 9.6% of the first 250 megawatts of capacity and associated energy. NVP had options for the use of increasing amounts of capacity and energy from the unit beginning in 1998 so that NVP would have been entitled to use all of the unit's output 15 years from that date. However, the 1998 through 2003 options for 10.17 MW per year were not exercised by NVP and have expired.

(2) This represents NVP's 11.3% undivided interest in the Navajo Generating Station as tenant in common without right of partition with five other non-affiliated utilities.

(3) This represents NVP's 14% undivided interest in the Mohave Generating Station as tenant in common without right of partition with three other non-affiliated utilities, less operating restrictions.

                                Purchased Power

     NVP maintains and utilizes a diverse portfolio of resources to minimize its net average system operating costs. These resources consist of contracted and spot market supplies, as well as its own generation. During the last several years, NVP has witnessed a dramatic increase in the price of market energy, compared to previous years. Some of this is reflective of the overall increase in electricity costs throughout the country, the changing of regulatory environments and the opening of new and/or deregulated markets.

     NVP is a member of the Western Systems Power Pool and the Southwest Reserve Sharing Group (SWRSG). NVP's membership in the SWRSG has allowed them to network with other utilities in an effort to more efficiently use their resources in the sharing of responsibilities for reserves.

     NVP purchases both forward firm energy (typically in blocks) and spot market energy based on economics, operating reserve margins and unit availability. NVP has been able to efficiently manage their growing loads by utilizing their generation resources in conjunction with buying and selling opportunities in the market.

     NVP's peak electric demand was experienced on July 1, 1999 with a peak system load of 3993 megawatts (MWs). This demand plus a reserve margin was served by a combination of company owned generation, and firm and short-term power purchases.

     NVP purchases Hoover Dam power pursuant to a contract with the State of Nevada, which became effective June 1, 1987 and will continue through September 30, 2017. NVP's allocation of hydro capacity is 235MWs.

     NVP has a contract to purchase power from an independent power producer for 210 MWs. The contract became effective June 8, 1991 and will continue through May 31, 2016.

     According to the regulations of the Public Utility Regulator Policies Act (PURPA), NVP is obligated, under certain conditions, to purchase the generation produced by small power producers and cogeneration facilities at costs determined by the appropriate state utility commission. Generation facilities that meet the specifications of the regulations are known as qualifying facilities (QFs). As of December 31, 1999, NVP had a total of 305 MWs of contractual firm capacity under contract with 4 QFs. All QF contracts currently delivering power to NVP at long-term rates have been approved by the PUCN and have QF status as approved by FERC.

     Energy purchased by NVP from the QFs constituted 30% of the purchase power requirements and 15% of the net system requirements during 1999. All of the QFs are cogenerators providing steam for various products and businesses.

                                 Transmission

     NVP shares ownership in a 59-mile, 500-kilovolt line and two 15-mile, 230 kilovolt lines that transmit power from the Mohave Generating Station near Davis Dam on the Colorado River via Eldorado Substation to Mead Substation located near Boulder City, Nevada. NVP has 32 miles of 230-kilovolt lines from Mead Substation to Las Vegas. This line, together with two NVP-owned 10-mile 230 kilovolt lines, presently connected to the Bureau of Reclamation lines between Mead Substation and Henderson, Nevada, transmit the Mohave Generating Station power to the Las Vegas area. A 25-mile, 230 kilovolt line between the Mead Substation and NVP's Winterwood Substation was energized in 1988. This line brings the additional Hoover energy to the Las Vegas Area and increases the Company's interconnected transmission capabilities. The Company shares ownership in 76 miles of 500 kilovolt transmission line from the Navajo Generating Station to the Moenkopi Switchyard in Coconino County, Arizona (the Southern Transmission System) and 224 miles of 500 kilovolt transmission line from the Navajo Generating Station to the Crystal Substation and 52 miles of 500 kilovolt transmission line from Crystal Substation to the McCullough Substation in Clark County, Nevada (the Western Transmission System). Power is transmitted from the McCullough Substation to the Las Vegas area via three 230-kilovolt lines of 23 miles, 25 miles and 32 miles in length, respectively. The 25-mile line was energized in May 1992. Two 25 mile - 230-kilovolt lines transmit power from the Reid Gardner Station located near Glendale, Nevada to the Harry Allen Substation.

     In 1990, NVP added a new transmission interconnection consisting of a 345 kilovolt line from Harry Allen Substation in southern Nevada to the Nevada-Utah border where it connects with a PacifiCorp line to Red Butte Substation in Southern Utah near the City of St. George and a 230 kilovolt line from Harry Allen Substation to Northwest Substation which is located in Las Vegas. NVP owns the 50-mile, 230-kilovolt line and the 69 miles of the 345 kilovolt line from Harry Allen Substation to the Nevada-Utah border; PacifiCorp owns the portion of the 345 kilovolt line from the Nevada-Utah border to Red Butte Substation. At Harry Allen Substation, NVP has a 336,000 kilovolt-ampere transformer and two 336,000 kilovolt-ampere, 345-kilovolt phase shifting transformers which are used for necessary voltage transformations and to control flows on the interconnection.

     In 1999, NVP added the Crystal Transmission Project. This project increased the transfer capability into the Las Vegas Valley up to 950 MWs by looping the Navajo-McCullough 500 kilovolt line into the new Crystal substation (located 6 miles northeast of Harry Allen station) and adding 54 miles of 230 kilovolt transmission lines from Crystal substation to Harry Allen station and into the Las Vegas Valley. The project also provided necessary voltage and flow control for the northern Las Vegas Valley by looping all 230 kilovolt lines in the vicinity into Harry Allen substation and adding two 672 kilovolt-ampere transformers and two 672 kilovolt-ampere phase shifting transformers at Crystal substation. In total, the Company as 386 miles of 230 kilovolt, 344 miles of 138 kilovolt and 485 miles of 69 kilovolt transmission lines in service.

3.   The following information for the last calendar year with
     ---------------------------------------------------------
     respect to claimant and each of its subsidiary public utility
     -------------------------------------------------------------
     companies:
     -------------------------------------------------------------

(a)  Number of Kwh of electric energy sold (at retail or wholesale)
     -------------------------------------------------------------

     and Mcf of natural or manufactured gas distributed at retail.
     -------------------------------------------------------------

     SPPC sold approximately 10,211,800 Mwh of electric energy for the year ended December 31, 1999 and sold approximately 13,387,800 Mcf of natural gas at retail during the same period. Related electric energy revenue was $601.0 million for the year ended December 31, 1999. Related natural gas revenue was $75.4 million for the same period.


     NVP sold approximately 16,157,600 Mwh of electric energy for the year ended December 31, 1999. Related electric energy revenue was $977.3 million for the year ended December 31, 1999.


(b)  Number of Kwh of electric energy and Mcf of natural or manufactured gas
     -----------------------------------------------------------------------
     distributed at retail outside the State in which each such company
     -------------------------------------------------------------------
     is organized.
     -------------


     SPPC sold approximately 506,300 Mwh of electric energy at retail to customers in the State of California with related revenue of $38.8 million for the year ended December 31, 1999. SPPC had no natural gas sales outside the State of Nevada.

     NVP had no retail electric energy sales outside the State of Nevada.


(c)  Number of Kwh of electric energy and Mcf of natural or manufactured
     -------------------------------------------------------------------
     gas sold at wholesale outside the State in which each such company
     ------------------------------------------------------------------
     is organized, or at the State line.
     -----------------------------------

     SPPC sold approximately 435,700 Mwh at wholesale to customers in the State of California with related revenue of $18.2 million for the year ended December 31, 1999. SPPC had no wholesale gas sales outside the State of Nevada.

     NVP sold approximately 465,800 Mwh at wholesale to customers outside the State of Nevada with related revenue of $17.0 million for the year ended December 31, 1999. NVP does not sell natural gas.

(d)  Number of Kwh of electric energy and Mcf of natural or
     --------------------------------------------------------------
     manufactured gas purchased outside the State in which each
     ---------------------------------------------------------------
     such company is organized or at the State line.
     ----------------------------------------------

     SPPC purchased approximately 5,085,800 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 1999 at a cost of $175.0 million. SPPC purchased approximately 45,829,000 Mcf of natural gas from outside the State of Nevada at a cost of $47.5 million during the year ended December 31, 1999 of which approximately 13,470,100 Mcf were used for local distribution and approximately 31,612,800 Mcf were used for electric power generation.

     NVP purchased approximately 5,147,300 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 1999 at a cost of $131.0 million.


4.   The following information for the reporting period with
     --------------------------------------------------------------
     respect to claimant and each interest it holds directly or
     --------------------------------------------------------------
     or indirectly in an EWG or a foreign utility company, stating
     --------------------------------------------------------------
     monetary amounts in United States dollars:
     --------------------------------------------------------------

     None.

(a)  Name, location, business address and description of the
     --------------------------------------------------------------
     facilities used by the EWG or foreign utility company for the
     --------------------------------------------------------------
     generation, transmission and distribution of electric energy
     --------------------------------------------------------------
     for sale or for the distribution at retail of natural or
     --------------------------------------------------------------
     manufactured gas.
     --------------------------------------------------------------

     None.

(b)  Name of each system company that holds an interest in such EWG
     --------------------------------------------------------------
     or foreign utility company, and description of the interest
     --------------------------------------------------------------
     held.
     --------------------------------------------------------------

     None.


(c)  Type and amount of capital invested, directly or indirectly,
     --------------------------------------------------------------
     by the holding company claiming exemption; any direct or
     --------------------------------------------------------------
     indirect guarantee of the security of the EWG or foreign
     --------------------------------------------------------------
     utility company by the holding  company claiming exemption;
     --------------------------------------------------------------
     and any debt or other financial obligation for which there is
     --------------------------------------------------------------
     recourse, directly or indirectly, to the holding company
     --------------------------------------------------------------
     claiming exemption or another system company, other than the
     --------------------------------------------------------------
     EWG or foreign utility company.
     --------------------------------------------------------------

     None.

(d)  Capitalization and earnings of the EWG or foreign utility
     -------------------------------------------------------------
     company during the reporting period.
     -------------------------------------------------------------

     None.

(e)  Identify any service, sales or construction contract(s)
     -------------------------------------------------------------
     between the EWG or foreign utility company and a system
     -------------------------------------------------------------
     company, and describe the services to be rendered or
     -------------------------------------------------------------
     goods sold and fees or revenues under such agreement(s).
     -------------------------------------------------------------

     None.

The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 29th day of February 2000.
                                  --------------------------


                                   SIERRA PACIFIC RESOURCES
                                   ------------------------
                                      (Name of Claimant)



                                 By /S/ Mark A. Ruelle
                                   ---------------------
                                      Mark A. Ruelle
                                    Senior Vice President,
                             Chief Financial Officer and Treasurer
                                (Principal Financial Officer)
                                (Principal Accounting Officer)





CORPORATE SEAL
Attest:


--------------------------


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Mark A. Ruelle                         Chief Financial Officer
------------------------------------------------------------------
 (Name)                                        (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada  89520-3150 (89511)
------------------------------------------------------------------
                        (Address)

                                   Exhibit A
                                   ---------


     The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

     Consolidating Balance Sheet as of December 31, 1999.

     Consolidating Statement of Income for the year ended
     December 31, 1999.

     Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 1999.

Please see the reporting format introduction below.

                                   Exhibit 27
                                   ----------

     Financial Data Schedule for the year ended December 31, 1999.


                                   Exhibit C
                                   ---------

     Inapplicable.

     (Footnote to Exhibit A)-Reporting Format Introduction:
     ------------------------------------------------------

     This introduction is designed to introduce the reader to the reporting format used in the Sierra Pacific Resources consolidated financial statements presented in Exhibit A. A merger of Sierra Pacific Resources and Nevada Power Company was completed on July 28, 1999. The form of this merger results in reporting and accounting requirements, which may be difficult for the common user of the document to understand.

     The merger between Sierra Pacific Resources and Nevada Power is a reverse acquisition. Specifically, Sierra Pacific Resources is the legal parent of Nevada Power Company after the merger. In addition, Sierra Pacific Resources remained the parent of its pre merger subsidiaries, including Sierra Pacific Power Company. However, for financial reporting and accounting purposes, Nevada Power was determined to be the acquiring entity under the guidance of Accounting Principles Board Opinion No. 16, Business Combinations.

     As a result, an unusual situation exists in which the legal parent, Sierra Pacific Resources is considered to be purchased by its subsidiary, Nevada Power Company, for financial reporting and accounting purposes.

     Therefore, the consolidated financial statements included as exhibits to this report represent the requirements of purchase accounting, with Nevada Power Company represented as the acquirer. Under this financial presentation a general item must be noted. The financial information for 1999 reflects the acquisition of Sierra Pacific Resources by Nevada Power on August 1, 1999. Therefore, the results of operations reflect twelve months of information for Nevada Power and five months of information for Sierra Pacific Resources and its pre merger subsidiaries.

                                           EXHIBIT A
                                             Page 1

SIERRA PACIFIC RESOURCES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
(Dollars in thousands)
(Unaudited)                                             SPR           SPPC           NVP          LOS            SGHC
--------------------------------------------------------------------------------------------------------------------------
ASSETS:
------

UTILITY PROPERTY, NET                            $     1,698      $ 1,719,190   $ 2,352,641      $     --           $  --


INVESTMENTS IN SUBSIDIARIES AND                    1,540,410           62,704        15,644         2,898
OTHER PROPERTY, NET

CURRENT ASSETS                                        45,937          149,879       196,762           989              20


DEFERRED ASSETS                                       72,594          164,703       183,282
                                                 ------------------------------------------------------------------------
TOTAL ASSETS                                     $ 1,660,639      $ 2,096,476   $ 2,748,329      $  3,887           $  20
                                                 ========================================================================

CAPITALIZATION AND
------------------
LIABILITIES:
-----------


COMMON EQUITY                                    $ 1,162,232      $   673,738   $   838,573      $  2,793           $  62

PREFERRED STOCK                                                        98,500       188,872

LONG-TERM DEBT                                                        625,430       931,004           112
                                                 ------------------------------------------------------------------------
TOTAL CAPITALIZATION                               1,162,232        1,397,668     1,958,449         2,905              62

CURRENT LIABILITIES                                  493,541          334,972       420,798           601               3

DEFERRED CREDITS                                       4,866          363,836       369,082           381             (45)
                                                 ------------------------------------------------------------------------
TOTAL CAPITALIZATION AND
LIABILITIES                                      $ 1,660,639        2,096,476   $ 2,748,329      $  3,887           $  20
                                                 ========================================================================

                                                 TGPC      SWDC      E-THREE       SPE      SPC     ELIMINATION      CONSOLIDATED
                                            -------------------------------------------------------------------------------------
ASSETS:
------

UTILITY PROPERTY, NET                       $        --    $   --    $    --     $   --    $   --    $         --     $ 4,073,529

INVESTMENTS IN SUBSIDIARIES AND                  16,408       592    $   922     $1,723    $  888      (1,536,309)    $   105,880
OTHER PROPERTY, NET

CURRENT ASSETS                                      320        42      1,937        689                   (56,306)    $   340,269

DEFERRED ASSETS                                                          932                          $   330,497     $   752,008
                                            -------------------------------------------------------------------------------------
TOTAL ASSETS                                $    16,728   $   634    $ 3,791     $2,412     $ 888     $ 1,262,118     $ 5,271,686
                                            =====================================================================================

CAPITALIZAITON AND
------------------
LIABILITIES
-----------

COMMON EQUITY                               $    13,285   $   583    $(2,804)    $4,399     $ 436     $(1,200,568)     $ 1,492,729

PREFERRED STOCK                                                                                                        $   287,372

LONG-TERM DEBT                                                         5,324                               (5,243)     $ 1,556,627
                                            --------------------------------------------------------------------------------------
TOTAL CAPITALIZATION                             13,285       583      2,520      4,399       436      (1,205,811)     $ 3,336,728

CURRENT LIABILITIES                              (1,378)       51      1,346     (1,987)        6         (56,307)     $ 1,191,646

DEFERRED CREDITS                                  4,821                  (75)                 446                      $   743,312
                                            --------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND
LIABILITIES                                 $    16,728   $   634    $ 3,791     $2,412     $ 888     $(1,262,118)     $ 5,271,686
                                            ======================================================================================

                                   EXHIBIT A
                                    Page 2

SIERRA PACIFIC RESOURCES
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED
DECEMBER 31, 1999
(Dollars in thousands)
(Unaudited)                             SPR            SPPC           NVP          LOS        SGHC
---------------------------------------------------------------------------------------------------
OPERATING REVENUES                   $  48,073    $   322,737    $   977,261      $    987   $    2

OPERATING EXPENSES                      (2,239)       271,218        844,678           170     (166)
                                     --------------------------------------------------------------

OPERATING INCOME                        50,312         51,519        132,583           817      168

OTHER INCOME                               481         (2,384)         1,889            18        1
                                     --------------------------------------------------------------

TOTAL INCOME                            50,793         49,135        134,472           835      169

NET INTEREST CHARGES                    11,809         23,219         64,913            19
                                     --------------------------------------------------------------

INCOME BEFORE OBLIGATED
MANDATORILY REDEEMABLE PREFERRED
SECURITIES                              38,984         25,916         69,559           816      169
                                     --------------------------------------------------------------

PREFERRED DIVIDEND REQUIREMENTS
OF SPPC/NP-OBLIGATED
MANDATORILLY REDEEMABLE
PREFERRED SECURITIES                        --          1,738         15,172
                                     --------------------------------------------------------------

INCOME BEFORE PREFERRED                 38,984         24,178         54,387           816      169
DIVIDEND REQUIREMENTS OF
SUBSIDIARY

LESS: PREFERRED DIV
REQUIREMENTS OF SUBSIDIARY                              2,300             96
                                     --------------------------------------------------------------
NET INCOME                           $  38,984      $  21,878      $  54,291       $   816    $ 169
                                     ==============================================================

                                       TGPC        SWDC       E-THREE       SPE         SPC      ELIMINATION      CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                 $  1,462      $   --       $5,727      $   465      $  4      $(47,587)          $1,309,131

OPERATING EXPENSES                      751           6       5,199         2,639        66            51            1,122,373
                                   -------------------------------------------------------------------------------------------
OPERATING INCOME                        711          (6)        528        (2,174)      (62)      (47,638)             186,758

OTHER INCOME                                                      4                                  (151)                (142)
                                   -------------------------------------------------------------------------------------------
TOTAL INCOME                            711          (6)        532        (2,174)      (62)      (47,789)             186,616

NET INTEREST CHARGES                                            151                                  (151)              99,960
                                   -------------------------------------------------------------------------------------------
INCOME BEFORE OBLIGATED
MANDATORILY REDEEMABLE PREFERRED
SECURITIES                              711          (6)        381        (2,174)      (62)      (47,638)              86,656
                                   -------------------------------------------------------------------------------------------
PREFERRED DIVIDEND REQUIREMENTS
OF SPPC/NP-OBLIGATED
MANDATORILLY REDEEMABLE
PREFERRED SECURITIES                                                                                                    16,910
                                   -------------------------------------------------------------------------------------------
INCOME BEFORE PREFERRED                 711          (6)        381        (2,174)      (62)      (47,638)              69,746
DIVIDEND REQUIREMENTS OF
SUBSIDIARY

LESS: PREFERRED DIV
REQUIREMENTS OF SUBSIDIARY                                                                                               2,396
                                   -------------------------------------------------------------------------------------------
NET INCOME                         $    711      $   (6)      $ 381       $(2,174)     $(62)     $(47,638)          $   67,350
                                   ===========================================================================================

                                   EXHIBIT A
                                    Page 3

SIERRA PACIFIC RESOURCES

CONSOLIDATING STATEMENT OF
RETAINED
EARNINGS
DECEMBER 31, 1999

(Dollars in thousands)

(Unaudited)

                                     SPR        SPPC        NVP          LOS        SGHC
-------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING
OF PERIOD                        $ 184,907   $  98,679   $ 126,814   $ (13,829)   $ (31,732)

INCOME BEFORE PREFERRED
DIVIDENDS                           81,497      71,726      54,387         811          166

DIVIDENDS DECLARED                  69,442      81,355      97,855         500
                                 ----------------------------------------------------------
RETAINED EARNINGS AT END
OF PERIOD                        $ 196,962   $  89,050   $  83,346   $ (13,518)   $ (31,566)
                                 ==========================================================
                                                                                                             MERGER
                                       TGPC       SWDC       E-THREE         SPE        SPC       ELIM.      ENTRIES    CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING
OF PERIOD                            $(1,728)     $ (99)     $(3,109)     $(1,039)     $ (2)   $ (47,141)   $(184,907)   $ 126,814

INCOME BEFORE PREFERRED
DIVIDENDS                              1,796        (12)        (788)      (3,645)      (75)     (90,822)     (45,295)      69,746

DIVIDENDS DECLARED                     4,000                                                    (178,260)       1,343       76,235
                                     ---------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END
OF PERIOD                            $(3,932)     $(111)     $(3,897)     $(4,684)     $(77)   $  40,297    $(231,545)   $ 120,325
                                     =============================================================================================